Exhibit 14.1
Business Code of Conduct

IHS Markit
Business Code of Conduct

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Letter from the CEO

IHS Markit is fully committed to ethical business practices. As colleagues, officers and directors of IHS Markit, each of us has an obligation to observe the highest standards of integrity and personal ethics when conducting business on our company’s behalf.

Our IHS Markit Business Code of Conduct provides the guiding principles that help us operate ethically, comply with applicable laws and behave as a responsible corporate citizen in the communities we serve.

You bring unmatched passion and energy to everything you do, every day, to meet our customers’ needs. The Board of Directors and I ask that you bring that same level of enthusiasm and commitment to understanding and adhering to our Code of Conduct and setting an example for others.

If you have questions or concerns about the Code or a particular activity at IHS Markit, discuss them with your manager or any of the IHS Markit representatives listed in this document. Our executive team is committed to fostering an environment that supports open communication and trust.

Thank you for your dedication to IHS Markit and to upholding the standards in our Code.

Together, we will be the very best!

Jerre Stead

IHS Markit Chairman and CEO

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Table of Contents
Introduction    6
Our Shared Commitment    5
Our Managers' Responsibilities     6
Where to Seek Help and Report Concerns    8
Reporting Misconduct     8
Good Faith Reporting     9
Non-Retaliation     9
Handling of Reports     9
Acting With Integrity Towards Each Other    10
Inclusion and Diversity    10
Discrimination and Harassment    10
Workplace Safety and Security    10
Employee Information     10
Social Media    10
Professional Networking     10
Media, Government and Public Enquiries     11
Acting with Integrity Towards Our Shareholders     102
Our Commitment to Ethical Business Practices     12
Conflicts of Interest     12
Gifts, Meals and Entertainment    12
Outside Employment    13
Corporate Opportunities     13
Employment of Relatives     13
Company Assets    13
Information Technology Systems     14
Confidential and Proprietary Information    14
Intellectual Property    14
Third-Party Information    15
Accurate Books and Records     15
Quality of Public Disclosure     15
Records Retention     16
Investigations and Audits    16
Trading on Inside Information     16
Acting with Integrity Towards Our Customers     18
Fair Dealing     18
Gathering Competitive Information     18
Antitrust and Competition     18
Acting with Integrity Towards Our Global Community     20

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Anti-Corruption     20
Global Trade Controls     20
Anti-Boycott    21
Anti-Money Laundering     21
Human Rights    21
Corporate Sustainability     21
Waivers and Amendments    23
Enforcement     23

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Introduction
We are IHS Markit. As such, each of us makes a valuable contribution to maintaining our company’s reputation as the leader in information, analytics and solutions. We further this goal by upholding IHS Markit values as we interact with our stakeholders. This requires that we act with integrity and accountability towards our fellow colleagues, customers, suppliers, other business partners, governments and communities.
Our Code is the cornerstone of our commitment to acting ethically and in compliance with the law. It serves as a guide for ethical decision-making, and it provides information regarding the most common ethical and legal dilemmas we may face when conducting work on behalf of IHS Markit. Although our Code is comprehensive, it does not cover every situation that may arise. Therefore, it may be necessary to reference individual policies, procedures or guidelines to obtain more detailed information. Regardless of whether an issue is specifically addressed in our Code, we expect you to use good judgement and common sense when making decisions.
Our Shared Commitment
Our Code applies to all colleagues, officers and directors, and in all locations where IHS Markit does business. We are all expected to read and follow the Code as well as all company policies, procedures and guidelines that govern our work. Many of these documents are available on the IHS Markit intranet or are on file with your regional Human Resources representative. In addition, individual business units may issue policies that govern certain business practices. If you need help finding or understanding a policy, speak with your manager or anyone listed in the section titled “Where to Seek Help and Report Concerns.”
We must also follow all laws and regulations that apply to our work. At times, this may include laws in place in more than one country and the laws in place in a country other than where you are employed. If you find yourself in a situation in which local laws or customary conduct conflicts with our Code or other company policies, you must follow the most restrictive standard.
If you know about or suspect a violation of our Code, company policy, law or regulation, you owe it to your colleagues and to IHS Markit to make your concerns known. Doing so is necessary to uphold IHS Markit values. You are encouraged to report any issue to your manager or anyone listed in “Where to Seek Help and Report Concerns.”
We also expect our suppliers and other business partners to do business according to the law and the ethical standards included in our Code. If you know or suspect that a supplier or other business partner is violating the law or our ethical standards, you are obligated to report the situation to your manager or anyone listed in “Where to Seek Help and Report Concerns” immediately.
Our Managers’ Responsibilities
IHS Markit managers are expected to serve as ethical role models for all colleagues by exemplifying our company’s values at all times. These leaders must communicate the importance of the Code and strive to create a positive work environment in which colleagues feel comfortable asking for help and raising concerns related to the Code or other company policies. Managers must also be alert to situations or actions that may violate the letter or spirit of the Code or other company policies, or may damage the company’s reputation. It is important that managers take immediate action to address such situations. When a manager receives a report of a situation that involves potential ethical or legal misconduct, he or she must promptly notify our Corporate Compliance department, his or her regional Human Resources representative or anyone else listed in “Where to Seek Help and Report Concerns” to make sure the report is addressed.

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Managers who know about, or should know about, misconduct and do not act promptly to report it will be subject to disciplinary action. Under no circumstances may managers commit an illegal act or instruct or enable others to do so. In addition, managers must never engage in or tolerate retaliatory acts made against anyone who in good faith reports misconduct. Instead, managers are expected to clearly communicate to their teams our company’s “no retaliation” policy.

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Report Concerns
Where to Seek Help and Report Concerns
At times, you may encounter a situation in which you are unsure of the right course of action. If you face such a situation, ask yourself the following questions:
—    Is the decision or action legal or ethical?

—	Does the decision or action comply with our Code, other company policies and the law?

—	Do you have all the information you need to make an informed decision?

—	Can you confidently defend your decision or action to your colleagues, manager, regulators or a government agency?

—	Would you want the decision, action or repercussions of the action to be reported in the press?

—	Would you want your friends, family or colleagues to learn about the decision or action?
If your answers to these questions do not clarify whether you should take the action, seek guidance before proceeding. Remember, even if an action is technically legal but appears unethical, you should consider taking an alternate course.
If you need help or would like to voice a concern, your manager is likely the best person to speak to because he or she knows your department and your work situation. However, you are also encouraged to contact any of the following resources when seeking assistance:

•	A regional Human Resources representative

•	The head of Internal Audit

•	The Chief Compliance Officer

•	The global head of Human Resources

•	The General Counsel

•	The CEO

•	Our Code of Conduct Hotline
The IHS Markit Code of Conduct Hotline is a third-party telephone- and web-based service that is available 24 hours per day, seven days per week. When local law allows, calls to the Code of Conduct Hotline may be placed anonymously. Keep in mind, however, that maintaining your anonymity may limit our company’s ability to address your concerns or conduct an effective investigation. See our Code of Conduct Hotline policy or our hotline provider’s website at www.ihsmarkithotline.ethicspoint.com for additional information about submitting a report.

Reporting Misconduct
Our obligation to observe the highest standards of personal integrity is more than just an individual responsibility. You also have an obligation to speak up when you see others failing to act with integrity or violating our Code. This isn’t always easy or comfortable, but we expect you to help us maintain an ethical culture by reporting any concerns using the procedures outlined in our Code.
For additional information about when and how to report misconduct, refer to our Code of Conduct Hotline policy.

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Good Faith Reporting
The effectiveness of our Code and company policies is dependent on your judgement. We take concerns of misconduct very seriously and expect that any colleague, officer or director who reports misconduct does so in good faith. Making a report in good faith means that you provide all of the information you have regarding the issue and believe the report to be true.
Bad faith reporting or misuse of the reporting system is a violation of our Code and can be very damaging to IHS Markit and your fellow colleagues.
Non-Retaliation
Regardless of how or to whom you report, you are protected from retaliation. IHS Markit does not permit acts of retaliation against those who make a report in good faith. Individuals engaging in retaliatory conduct will be subject to disciplinary action, including termination of employment. If you believe you have experienced retaliation for making a good faith report, immediately contact the Code of Conduct Hotline or anyone listed in “Where to Seek Help and Report Concerns.” In addition, you will not face retaliation for participating in an investigation of a report.
Handling of Reports
All reports will be investigated promptly, and appropriate action will be taken. Reports and complaints will be kept confidential to the fullest extent allowed by local law and consistent with the resolution of the issue. If the reported conduct is determined to be a violation of our Code, company policy or the law, the individuals involved will be subject to disciplinary action, up to and including termination of employment. In addition, misconduct may be reported to the proper authorities, which may lead to civil and/or criminal prosecution.
When required by local law, individuals named in a report will be provided an opportunity to access the information reported and to make corrections if the information reported is incorrect.

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Co-Workers
Acting with Integrity Towards Each Other

Inclusion and Diversity
Teamwork is the key to our success. To work as a team, we must value one another and work together to further our professional excellence. This means we must treat everyone in the workplace with respect by valuing differing ideas, opinions and experiences. While we have a right to our own personal beliefs and values, we must avoid imposing them on others when conducting work on behalf of IHS Markit.
Discrimination and Harassment
To maintain an inclusive and diverse workplace, each of us must take steps to ensure that it is free from acts of discrimination. Whether conducting business in one of our offices or offsite, always treat others with respect and dignity, and contribute to a workplace that is characterised by inclusiveness. Any form of discrimination or harassment based on a person’s race, colour, religion, sexual orientation, gender identity or expression, national origin, disability, age, pregnancy, veteran status or any other characteristic protected by law is strictly prohibited.
Harassment is offensive behaviour that interferes with another’s work environment or creates an intimidating or hostile workplace. Harassment can take many forms and may or may not be sexual in nature. Potentially harassing behaviour includes, but is not limited to, unwelcome sexual advances or remarks, slurs, off-colour jokes or disparaging comments about another’s race, religion, ethnicity or sexuality. This is true regardless of whether harassment is actionable under local law in the country where you are working.
Acts of discrimination or harassment will not be tolerated. If you believe that you or someone else may have experienced discrimination or harassment, report the situation to your manager, regional Human Resources representative or anyone listed in “Where to Seek Help and Report Concerns.” For additional information, see our discrimination and harassment policies on the IHS Markit intranet. You will not experience retaliation for making a good faith report.
Workplace Safety and Security
We must all work together to maintain a safe and secure work environment. This means you must always follow all workplace health and safety rules and procedures as well as any applicable laws and regulations. This includes our policies and procedures relating to the maintenance of a violence-free and substance-free workplace. Our mandatory anti-violence training programme, which focuses on detection, prevention and mitigation, is a fundamental part of the company’s commitment to ensuring your safety. By keeping workplace health and safety at the forefront of our minds, we avoid risk to ourselves and to those around us.
If you are aware of an unsafe working condition that poses a danger to yourself or others, you are to report it immediately to your manager, our Workplace Resources/Facilities team or your location’s site leader. Site leaders serve as a key conduit for information-sharing between the company and local colleagues. If a situation poses an imminent threat to yourself or others, report the issue immediately to your local law enforcement agency, your on-site security personnel, your manager and our Human Resources department.

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Employee Information
During your employment with IHS Markit, you may come into contact with the personal data of your colleagues. Each of us has a duty to protect this information by following all applicable data privacy laws and procedures that are in place in the locations where we do business. This means we may not access another colleague’s personal information without specific authorization and a legitimate business-related need. In addition, we may not share this information with anyone, either inside or outside the company, who does not have a business need to know it. At all times, we must properly protect all such data in our possession.
Many countries have their own legal requirements governing the use of personal information. This is a complex and rapidly changing area of law. Speak with someone in the Corporate Compliance department if you have questions about the proper use and dissemination of personal data.
Social Media
When speaking in a public forum, you do so as an individual, and thus—unless previously authorized to do so—you should not give the appearance of speaking officially on behalf of IHS Markit. To ensure acceptable use of social media, be sure to review our social media policies and resources, which can be found on the IHS Markit intranet. Use of a personal account on social media channels or creation and/or use of a blogging site are subject to applicable company policies as well as any agreements you have with IHS Markit such as those restricting the disclosure and use of confidential information. If you have questions or concerns about social media communication, contact our Social Marketing team.
Professional Networking
Social sites such as LinkedIn and Twitter provide excellent channels for colleagues to network and exchange information. Employees, officers and directors should use good judgement when posting information about themselves or IHS Markit on any public channels. What you post about IHS Markit or yourself will reflect on all of us. When using professional networking sites, observe the same standards of professionalism and integrity described in our Code and follow the social media guidelines outlined above. For additional information about your obligations, refer to our Social Media policy.
Media, Government and Public Enquiries
To ensure that our communications with the news media, investors and investment analysts are consistent, accurate and ready for public disclosure, only designated IHS Markit spokespersons may make statements to these constituents on the company’s behalf. If a media representative, investor, or analyst contacts you about a company matter for which you are not authorized to comment, ask for the person’s contact information and the nature of the query. Then refer him or her to the appropriate IHS Markit representative.
Public speaking and interviews
Before publishing, giving a speech or granting an interview in your capacity as a colleague, officer or director officially representing IHS Markit—or if a publication, speech or interview might in any way be connected to your position or role—obtain prior approval from the Corporate Communications department.
Regulators and government agencies or officials
All requests from regulatory authorities, government agencies or officials should be directed to the Legal department.
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Shareholders

Acting with Integrity Towards Our Shareholders

Our Commitment to Ethical Business Practices
We are committed to conducting business with integrity. Our obligation to act ethically starts with open and honest communication with our colleagues, customers and all others with whom we interact. In addition, we have an obligation to act in the best interest of IHS Markit by protecting its information and assets, our colleagues and customers, and by avoiding situations that could compromise the ability to act objectively on behalf of the company.
Conflicts of Interest
Each of us has an obligation to act in an honest and ethical manner and in the best interests of IHS Markit. Avoid situations that may present an apparent or actual conflict between your interests and the company’s interests.
A conflict of interest can exist if a personal, social, financial, professional or political activity interferes, or appears to interfere, with your ability to perform your duties effectively or objectively, or if it interferes, or appears to interfere, with the interests of IHS Markit generally. It is also a conflict of interest for you to take for yourself a business opportunity that arises as a result of your position at IHS Markit, use IHS Markit property or information, or the company’s position, for personal gain, or otherwise compete directly with IHS Markit.
Although it is not possible to describe every situation in which a conflict of interest may arise, some common examples follow. Remember that these guidelines also apply to members of your “immediate family,” which includes a spouse, significant other, parent, grandparent, child, grandchild, sibling, aunt, uncle, niece, nephew, cousin, in-law, step-relative or any other family member living with you. Also note that you have a duty to our company to disclose any actual or potential conflict of interest situation to your manager and our Corporate Compliance department immediately upon discovery. For additional information about your obligations, refer to our Conflicts of Interest policy.
Gifts, Meals and Entertainment
One of the most common areas in which conflicts of interest arise is when we offer or receive business courtesies—typically gifts, meals or entertainment. In general, modesty should be your guide in these situations. This means you may offer or accept non-cash gifts of nominal value when doing so:

•	Promotes a successful working relationship and overall goodwill

•	Relates to a legitimate business interest

•	Conforms to the reasonable and ethical practices of the country location

•	Does not create an actual conflict of interest or divided loyalty

•	Does not create the appearance of an improper attempt to influence business decisions
You may also offer or accept customary business meals and entertainment, provided the meal or entertainment:

•	Is reasonable in value

•	Occurs at an appropriate venue

•	Is not prohibited by the offeror’s or recipient’s business practices

•	Does not influence or give the appearance of an improper attempt to influence business decisions
The guidance provided above is typically acceptable in commercial business environments. However, it may be against the law to offer gifts, meals or entertainment to government employees and officials. As a result, you may not make any such offer to a government employee without first receiving approval from the Corporate Compliance department.

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In any other situation, if you are unsure whether you may offer or accept a gift, meal or entertainment, contact the Corporate Compliance department.
Outside Employment
Conflicts of interest also commonly arise when we engage in outside employment or other business interests, with or without compensation. Under no circumstances may you take an outside position as an employee, consultant or director with a company that is an IHS Markit customer, supplier or competitor. In addition, you may not accept outside employment or engage in any outside business activities if doing so could compete with IHS Markit business interests or interfere with your ability to perform your work for IHS Markit.
Corporate Opportunities
You may not accept or pursue business or personal opportunities that arise as a result of your position at IHS Markit or through the use of IHS Markit property or information.
This includes:

•	Business or investment opportunities, unless and until our company has had an opportunity to evaluate them and has chosen not to pursue them.

•	Opportunities to purchase for personal use goods or services offered by our company’s suppliers on terms other than those available to the general public or established by company policy.
In addition, you may not have a personal interest in a transaction involving IHS Markit or an IHS Markit customer or supplier. Finally, at no time while employed by IHS Markit may you compete in any line of business of IHS Markit, regardless of the manner in which the opportunity to do so arises.
Personal Relationships and Relatives
To avoid a conflict of interest, including the appearance of favoritism, you may not work directly for, work in the same chain of command as, supervise or make employment decisions about an immediate family member or an individual with whom you are involved in an intimate personal relationship. Similarly, you may not have a business relationship with a company in which you or a family member has an ownership or other financial interest. Conflict of interest situations may not always be obvious or easy to resolve. However, if you know or become aware of any relationship that may constitute an actual or potential conflict of interest, you must immediately disclose it to your manager and our Corporate Compliance department. For additional information, see our Conflicts of Interest policy.
Company Assets
By working for IHS Markit, we have made a commitment to each other, our company and our shareholders to use our company’s assets appropriately. Each of us is responsible for taking care when using IHS Markit property, making sure our use promotes a legitimate business purpose. At all times, we are obligated to protect IHS Markit property from theft, damage, loss and misuse. Any actual or suspected theft, damage, loss or misuse should be immediately reported to anyone listed in “Where to Seek Help and Report Concerns.”

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Information Technology Systems
You must only use IHS Markit information technology (IT) networks and systems for responsible and authorized business purposes. Company IT networks and systems must never be used to access, create, store or transmit material that is defamatory, libelous, sexual, racial, offensive, indecent, obscene or harassing, or to inappropriately disclose another’s personal information. In addition, only company-approved software may be downloaded onto an IHS Markit computer or device.
Since the IT systems we use when working for IHS Markit belong to our company, we should not expect that emails, internet activity or voicemails transmitted or received on IHS Markit network systems are private. Our company may monitor electronic communications or information created and/or stored on a company asset and may also review content for specific purposes unless this activity is prohibited by local law. See our Acceptable Use of Technology policy for additional information regarding the proper use of IHS Markit IT networks and systems.
Information
Confidential and Proprietary Information
As a part of your role, you may learn confidential information about IHS Markit, our customers, suppliers and others that is not available to the general public or to our competitors. Information that is not in the public domain must be treated as confidential. You may not disclose confidential information received during the course of your employment or use confidential information for your own purposes.
Some common examples of confidential and proprietary information include but are not limited to:

•	Trade secrets and methodologies

•	Business research

•	New product plans, objectives and strategies, records and databases

•	Any information that can be used to identify an employee or another individual, such as salary and benefits data and medical information

•	Customer, colleague and supplier lists and data

•	Unpublished financial or pricing information
All IHS Markit confidential and proprietary information must be held in strict confidence except when disclosure is authorized by our company or required by law. This means we may never reveal this information to outside parties or fellow colleagues who do not have a business need to know it. When it is necessary to disclose IHS Markit confidential or proprietary information to third parties for proper business purposes, a confidentiality agreement in a form approved by our Legal department must be signed before the information is disclosed.
Intellectual Property
Our intellectual property and proprietary information are extremely valuable assets and the result of substantial monetary investment on the part of IHS Markit, business planning, research, development and the hard work of colleagues. IHS Markit intellectual property and proprietary information preserve our competitive advantage in the marketplace and are essential to our success.

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Proprietary information is any information that is owned by IHS Markit, including information in IHS Markit databases and confidential or publicly available information, whether such information is subject to copyright, patent or other intellectual property right protections. A few examples of proprietary information include: IHS Markit publications; technical or financial information relating to current or future products, services or research; business or marketing plans or projections; earnings and other financial data; personnel information, including executive and organizational changes; and software.
We are obligated to safeguard our company’s proprietary intellectual property, even if public, which includes our trademarks, patents, copyrights and inventions. Note that IHS Markit owns the copyright in works and the patent rights in innovations that we develop during the course of our employment. Our obligation to protect this information continues even after our employment ends. At that time, we must return all confidential and proprietary information in our possession. For additional information about protecting intellectual property, see our Intellectual Property policy.
Third-Party Information
Just as we must act to protect the confidential and proprietary information that belongs to IHS Markit, we must also protect any such property belonging to others. Each of us must take care to avoid infringement of non-IHS Markit intellectual property by avoiding any unauthorized use of a protected invention, identifier (such as a name or logo) or work (such as a photograph, printed materials or software). You may never knowingly make use of that information without obtaining prior permission from its owner. If you have questions, contact our Legal department.
Accurate Business Records
We must each do our part to make certain that the financial documents our company discloses to the public are full, fair, accurate, timely and understandable. We can assist in this process by making sure that the data or information that we submit in company records—including personnel, time and expense records—is accurate and complete. Those of us whose job duties involve recording this data must make sure we do so in compliance with our company’s system of internal controls and all applicable accounting requirements.
In addition, we may only engage in legitimate and authorized business transactions. We must never hide company funds or create undisclosed or unrecorded fund accounts.
Our obligation to maintain accurate corporate records includes:

•	Cooperating fully with accountants and internal and external auditors

•	Ensuring that our books, records and accounts, including time sheets, invoices, bills and expense reports, are accurately reported, whether verbally or in writing

•	Applying accepted accounting principles and other accounting standards when involved in the preparation of financial statements

•	Accurately reporting sales

•	Ensuring that business travel and other expenses are in line with our internal policies

•	Avoiding exaggeration, guesswork or legal conclusions in our records and communications
If you have any reason to suspect that our records are not being maintained in a complete and accurate manner, immediately contact your manager, our Chief Accounting Officer, our Corporate Compliance department, or anyone listed in “Where to Seek Help and Report Concerns.” You must also notify the Corporate Compliance department if you believe that someone may have reported inaccurate, false or misleading information to an auditor, accountant, lawyer, government official or regulator in connection with any investigation, audit, examination or filing with a government or regulatory body.

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Quality of Public Disclosure
Any reports and documents filed with or submitted to regulatory authorities and our other public communications should always be complete and accurate, and, where applicable, include full, fair, accurate, timely and understandable disclosures.
Records Retention
Properly maintaining and destroying records is an important aspect of keeping accurate business records. We must retain all IHS Markit records in conformity with the guidelines set forth by our company as well as local laws. These guidelines and laws dictate the length of time to keep business records as well as the way in which they are to be destroyed.
If you are notified by our Legal department that the records you possess are relevant to an anticipated or pending litigation, investigation or audit, follow the guidelines set forth in that notification. Do not destroy documents in anticipation of such a notification, and do not alter, conceal or destroy any covered document unless our Legal department instructs that you may do so. Further, if you receive a subpoena or request for information from a third party, submit the document to our Legal department immediately, before taking or promising any action.
Investigations and Audits
During the course of our employment, we may be asked to participate in an investigation or provide information in connection with an audit. We owe a duty to our company to fully cooperate with any such request. We must provide only complete and truthful answers and never attempt to mislead or improperly influence an auditor or investigator.
Trading on Inside Information
While working on behalf of IHS Markit, we may become aware of material non-public information about our company, other companies or the market in general. Material non-public information (also known as “inside information”) is information about a company that is not known to the general public which could influence a typical investor’s decision to buy, sell or hold that company’s securities (or other investment decisions related to that information). In general, we should always assume that the non-public information we have knowledge about through our employment is material. This information should be considered non-public until it has been effectively disclosed to the public and a reasonable waiting period has passed to allow it to be absorbed by the marketplace.
Additionally, we may never share inside information with anyone outside our company or use this information for our own benefit. Even within the company, we must not share inside information with anyone who does not have a need to know it. In particular, we may not use inside information to trade in securities or provide a related “tip” to a family member, friend or any other person. This action is contrary to IHS Markit policy and may also be a violation of securities laws.
Below are some examples of non-public information that you may encounter in your role at IHS Markit:

•	Quarterly or annual earnings or sales

•	Gain or loss of a major customer

•	Changes in management

•	Major developments specific to an industry

•	Government or IHS Markit reports of economic trends or indices (e.g., housing starts, employment, PMI, etc.)

•	Major acquisitions or divestitures

•	Major corporate transactions

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For more information, see our Policy on Trading Securities. Prior to engaging in any securities transaction, make sure to consult all related policies issued by IHS Markit and, if necessary, contact our Legal department with any questions you may have.

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Shareholders

Acting with Integrity Towards Our Customers

Fair Dealing
IHS Markit has become an industry leader based on the quality of the services we provide. Although we compete vigorously to maintain our market position, we must do so fairly, being careful to communicate with candor and to never misrepresent the quality, features or availability of our products or services. In part, this means maintaining high standards of fairness and honesty when engaging in marketing, promotion and advertising activities. At no time may we engage in acts of manipulation, concealment, abuse of privileged information, misrepresentation of material facts or other similar practices. We also may not make untrue statements about our competitors’ products or services.
In addition, it is our policy to offer all of our products and services to customers or potential customers on a fair and non-discriminatory basis and in compliance with all applicable laws and our Code. We expect that our partners and suppliers will do the same. Under no circumstances should you engage a third party to perform any act prohibited by law or by our Code. Similarly, you must avoid doing business with others who violate the law or the standards of our Code.
If you have questions regarding the relevant permissible guidelines, contact your manager or our Corporate Compliance department for assistance.
Gathering Competitive Information
To compete effectively with our peers, we need to understand our competitors and their products and services. Intelligence gathering through legitimate and public sources is crucial to our continued success. However, we must always exercise caution when engaging in this activity and make sure that we act in a lawful and ethical manner. You must not obtain information about our competitors through unlawful or unethical practices. This includes misrepresenting your identity, IHS Markit or any of our products or services and breaching contractual terms or intellectual property rights to gain access.
If you receive or are offered data or information about a competitor under questionable circumstances, do not distribute or use the data. Speak to your manager or a member of the Corporate Compliance or Legal departments to determine how best to manage the information.
Antitrust and Competition
To compete fairly, we must also follow the antitrust and competition laws in place in the countries where we do business. These laws are designed to preserve a level playing field for businesses by prohibiting certain formal and informal agreements and practices that unreasonably restrain or inhibit competition. To comply with these laws, we may not engage in discussions with competitors that may restrain trade, such as price fixing, bid rigging, or dividing or allocating markets, territories or clients.
Antitrust and competition laws also prohibit entering into certain formal or informal agreements with suppliers, distributors or customers that may restrict competition. These agreements often involve tying products, fixing resale prices or refusing to sell to particular clients or buy from particular suppliers. Exercise caution when discussing any of these topics, especially when attending industry association meetings. If a discussion ensues regarding a prohibited topic, stop the conversation immediately and report it to our Corporate Compliance department or anyone listed in “Where to Seek Help and Report Concerns.”

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Antitrust and competition laws can be complex and violations may subject our company and its colleagues to criminal sanctions, including fines, imprisonment and civil liability. For additional information regarding this topic, see our Antitrust and Competition Compliance policy.

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Global Community

Acting with Integrity Towards Our Global Community

Anti-Corruption
The many communities in which we conduct business rely on us to act according to the highest ethical standards. These standards require that we never engage in or otherwise promote bribery or corruption. This means that we may never make, promise, offer or authorize the making of a bribe, kickback or other improper payment in connection with our company’s business if the purpose or intent is to improperly retain or obtain business or any other favorable action.
Not only is making or accepting bribes strictly prohibited by our policy, it is against the law in most of the countries in which we operate. It is our policy to comply fully with applicable anti-corruption legislation, including but not limited to the United States Foreign Corrupt Practices Act and the United Kingdom’s Bribery Act.
A “bribe” is broadly defined and includes “anything of value,” a financial or other advantage a— including cash payments, gifts, stock interests, contractual rights, real estate, debt forgiveness, personal property, product discounts, loans, meals, entertainment, promises of employment, travel expenditure, political contributions, charitable donations and other interests arising from business relationships. A “kickback” is the return of a sum of money already paid or due to be paid as a reward for making or fostering business arrangements. Keep in mind that we cannot engage a third party to engage in this activity on our behalf.
We have a zero tolerance policy for offering, promising or giving a bribe to another person or government official and requesting, agreeing to receive or accepting a bribe from another person. Under current laws and regulations in certain jurisdictions, these actions constitute an offence committed by IHS Markit as well.
Anti-corruption laws are complex, and the consequences for violating these laws are severe. You are encouraged to discuss any concerns you have regarding bribery or corruption with our Corporate Compliance department. For additional information about your obligations, refer to our Anti-Corruption policy.
Global Trade Controls
Governments around the world regulate trade through restrictions on exports and imports of goods, technology, information and services. As a global company, IHS Markit is committed to full compliance with all applicable export control and sanctions laws, including obtaining proper export authorization, establishing eligibility of export recipients, and securing all required licenses and documentation. It is our collective responsibility to know and comply with all relevant export laws and regulations.
Export laws cover more than just physical shipments. Internet and extranet transfers of technology, information and e-business activities all involve export rules and regulations. An “export” occurs when a product, service, technology or piece of information crosses a country’s border or in certain circumstances is transferred between citizens of different countries, even if the transfer occurs within a single country. Import activity arises when one brings goods purchased from a foreign or external source into another country.
Inappropriately exporting or importing goods, services or technology can result in the loss of these privileges. Therefore, it is important to understand our company’s expectations if your work involves these activities. For information on global trade controls and related IHS Markit procedures, see our Export Controls Compliance policy. You are also encouraged to contact our Corporate Compliance department with any related questions or concerns.

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Anti-Boycott
Due to our global operations, we must be alert for illegal boycott requests. A “boycott” is a term used to describe situations in which one person, group or country refuses to do business with certain persons, groups or countries as a means of protest. As an international public company with a U.S. presence, we may not participate in or promote foreign boycotts that the U.S. does not support, such as the Arab League Boycott of Israel. This means that we may not agree to a contract, document or verbal request containing language that could be interpreted as an attempt to enforce an unsanctioned boycott.
Requests for boycott cooperation may be difficult to identify, but they commonly appear in contracts, letters of credit or bid or proposal materials. It is important to note that anti-boycott provisions apply to both interstate and foreign commerce activities as well as to transactions that occur entirely outside of the U.S.
If you receive a request to participate in any way in a boycott that is not sanctioned by the U.S., immediately report it to our Corporate Compliance department, even if you refuse to participate or do not respond. If you have questions about boycotts, contact our Corporate Compliance department for assistance.
Anti-Money Laundering
We are committed to preserving our reputation in the business community by assisting in efforts to combat money laundering and terrorist financing. Money laundering is the practice of disguising the ownership or source of illegally obtained funds through a series of transactions to “clean” the funds so they appear to be proceeds from legal activities.
We have adopted measures to reduce the extent to which IHS Markit facilities, products and services can be used for a purpose connected with market abuse or financial crimes. Additionally, where necessary, we screen customers, potential customers and suppliers to ensure that our products and services cannot be used to facilitate money laundering or terrorist activity.
Contact our Corporate Compliance department if you have questions or concerns about our internal anti-money laundering processes and procedures.
Human Rights
We are committed to conducting our business in a manner that respects the rights and dignity of all people. IHS Markit supports and respects international human rights and views our commitment as responsible corporate citizenship. We believe we can play a positive role in the communities where we operate. Reflecting this belief, the IHS Markit Human Rights and Labour Practices policy outlines our commitment to ensuring that our corporate practices foster respect and dignity in our communities and promote diversity in the workplace. We support the principles contained in the United Nations Universal Declaration of Human Rights. As a global company, IHS Markit continues to look for ways to contribute to the promotion of human rights and to efforts to create a transparent, accountable and ethical business society. To that end, IHS Markit has been a long-standing signatory to the World Economic Forum Partnering against Corruption Initiative (PACI). For more information, refer to our Human Rights and Labour Practices policy.
Corporate Sustainability
At IHS Markit, Corporate Sustainability is part of how we live our values and is foundational to our success and culture. Corporate Sustainability is one of our company’s key goals. Our commitment to sustainability helps ensure that we are structured for long-term success in a changing business environment and that we are helping our customers advance their sustainability strategies. When we focus on sustainability—the economic, environmental and social aspects of business—we increase the competitiveness of our company through innovation, become a better place in which our colleagues can invest their careers, deliver sustained shareholder value and improve the communities in which we live, work and serve.
Our commitment to our communities reflects our business ethos: Make a positive impact. From the global to the local, we seek to empower one another to work together to make a difference. To that end, IHS Markit offers a global benefit that enables every colleague paid volunteer time off in their community in accordance with our volunteer time-off policy.
Sustainability also means maintaining a healthy and responsible relationship with our environment. This includes commitments of resource efficiency through innovative business practices such as virtual meetings, green travel selection, waste reduction and reuse and recycling in daily decision making. Through our network of sustainability champions, every colleague is encouraged to get involved, drive innovation and make a difference.

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For more information, visit Corporate Sustainability on the IHS Markit intranet or contact the Corporate Sustainability department.

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Waiver and Amendments

Any waivers of the provisions in this Code for executive officers or directors may only be granted by the Board of Directors or a committee thereof and will be promptly disclosed to our company’s shareholders. Any waivers of this Code for other colleagues may only be granted by our Legal department. Amendments to this Code must be approved by the Board of Directors or a committee thereof and will be promptly disclosed to our company’s shareholders when doing so is required by law or regulation.

Enforcement
We take the obligations described in our Code very seriously. Our General Counsel has primary authority and responsibility for the enforcement of our Code, subject to the supervision of our Board of Directors or a committee thereof. Any colleague, officer or director found to have violated our Code may be subject to disciplinary action, up to and including termination. Violations of the Code that involve illegal behaviour may be reported to the appropriate authorities.

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